Filed by: GSLI Corp

Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: GSI Lumonics Inc.
Commission File No.: 000-25705

     This filing relates to the special meeting of shareholders of GSI Lumonics Inc. scheduled to be held at 10:00 a.m. (EDT) on Monday, August 4, 2003 at the Renaissance Bedford Hotel in Bedford, Massachusetts. At the meeting, shareholders and optionholders will be asked to consider the approval of a plan of arrangement, the principal effect of which will be to restructure the Company as a publicly traded United States domiciled corporation. Detailed information on the plan of arrangement, including the applicable reasons, mechanics, effects and risks associated therewith, is contained in the proxy circular-prospectus filed by GSLI Corp, the Company’s wholly-owned subsidiary, with the Securities and Exchange Commission and forwarded on or about Monday, July 7, 2003 to shareholders and optionholders of GSI Lumonics Inc. Shareholders and optionholders wishing to do so may obtain additional copies of the proxy circular-prospectus at http://www.sec.gov/.

     On July 24, 2003, the Company posted the following summary of voting and election procedures to its Internet website at http://www.gsilumonics.com/.

PROCEDURES FOR VOTING AND EXCHANGE OF SHARE CERTIFICATES RELATING TO THE ARRANGEMENT SUBMITTED TO SHAREHOLDERS FOR CONSIDERATION AT THE SPECIAL MEETING TO BE HELD ON AUGUST 4, 2003

The following discussion is intended to assist shareholders in completing and delivering both the

•	form of proxy or voting instruction form, and

•	letter of transmittal and election form

that have been sent to you in connection with the special meeting of shareholders scheduled to be held on Monday, August 4, 2003 at 10:00 a.m. (EDT) at the Renaissance Bedford Hotel, Bedford, Massachusetts. The discussion below merely summarizes the mechanics of the voting and election procedures and should be read in connection with, and is qualified by, the proxy circular-prospectus and other materials sent to GSI Lumonics’ shareholders and optionholders and available on the Internet at http://www.sec.gov/.

Voting Your Shares

     All shareholders should begin their review of the proposed Arrangement by reading and considering the information contained in the proxy circular-prospectus, including its appendices, sent to you by GSI Lumonics. It contains important information about GSI Lumonics, GSLI Corp and the Arrangement. It also contains important information about the factors considered by the Board of Directors in determining to recommend the Arrangement to shareholders. You should then complete and sign your proxy card or voting instruction form and return it to Computershare Trust Company of Canada in the pre-addressed, postage-paid envelope provided to you as soon as possible, but in no event later than 5:00 p.m. (EDT) on Friday, August 1, 2003.

Exchange of Share Certificates

     A letter of transmittal and election form (printed on blue paper) was enclosed with the proxy circular-prospectus delivered to shareholders. The letter of transmittal and election form, when properly completed, duly executed and returned together with a shareholder’s common share certificate(s) will enable that shareholder to obtain certificate(s) representing one share of common stock of GSLI Corp or, in the case of validly electing Canadian residents, one exchangeable share, for each common share held immediately prior to the effective date of the Arrangement.

     Shareholders whose shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering the certificate(s) representing their shares.

     Shareholders who do not surrender the certificate(s) representing their common shares, either before the effective time of the Arrangement or thereafter

•	will not be recorded on the register of holders of shares of GSLI Corp common stock or exchangeable shares, as the case may be,

•	will not be entitled to vote their shares of GSLI Corp common stock or exchangeable shares, as the case may be, and

•	will not be entitled to receive dividends on their shares of GSLI Corp common stock or exchangeable shares, as the case may be,

until such time as the shareholder(s) surrender their certificate(s).

     Therefore, you should return the letter of transmittal and election form, together with the certificate(s) representing your common shares, to Computershare Trust Company of Canada regardless of whether you are making an election to receive exchangeable shares.

Election to Receive Exchangeable Shares

     The right to elect to remain a shareholder of GSI Lumonics and to receive shares exchangeable at any time for shares of GSLI Corp common stock is available only to holders of shares that are either:

•	Canadian residents for purposes of the Income Tax Act (Canada) who hold common shares on their own behalf; or

•	persons who hold common shares on behalf of one or more persons who are Canadian residents for purposes of the Income Tax Act (Canada).

If you satisfy either of the foregoing requirements and you wish to exercise this right, you must submit a letter of transmittal and election form, properly completed and duly executed, together with the certificate(s) representing the common shares in respect of which the election is made, to Computershare Trust Company of Canada so that they are received before the election deadline of 5:00 p.m. (EDT) on Friday, August 1, 2003.

     If Canadian resident shareholders do not make a valid election to receive exchangeable shares before the election deadline, they will automatically receive shares of GSLI Corp common stock following completion of the Arrangement. All other shareholders (that is, all shareholders not resident in Canada and Canadian resident shareholders who do not submit a properly completed, duly executed letter of transmittal and election form before the election deadline) will receive shares of GSLI Corp common stock following completion of the Arrangement.

* * * * *

     Certificates representing the appropriate number of exchangeable shares or shares of GSLI Corp common stock issuable to a shareholder who has complied with the procedures set out above (and described in greater detail in both the proxy circular-prospectus and the letter of transmittal and election form), will, as soon as practicable after the effective date of the Arrangement:

•	be forwarded to the shareholder at the address specified in the letter of transmittal and election form by insured first class mail, or

•	if requested in the letter of transmittal and election form, be made available at the offices of Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Telephone: (800) 564-6253.

Forward-Looking Statements

     To the extent this document discusses financial projections, information or expectations about GSI Lumonics Inc., proposed transactions, products or markets, or otherwise makes statements about the future, such statements are forward looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The factors include the fact that GSI Lumonics Inc.’s sales have been and are expected to continue to be dependent upon customer capital equipment expenditures, which are, in turn, affected by business cycles in the markets served by those customers. Other factors include volatility in the semiconductor industry, the risk of order delays and cancellations, the risk of delays by customers in introducing their new products and market acceptance of products incorporating subsystems supplied by GSI Lumonics Inc., similar risks to GSI Lumonics Inc. of delays in its new products, its ability to continue to reduce costs and capital expenditures, its ability to focus R&D investment, the risk that the proposed arrangement will not be completed and the other risks associated therewith, including risks detailed in the proxy circular-prospectus and in GSI Lumonics Inc.’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Additional Information About the Arrangement and Where To Find It

     GSLI Corp has filed with the Securities and Exchange Commission a proxy circular-prospectus and other documents regarding the proposed arrangement referenced in this document. This document does not constitute an offer to sell or the solicitation of an offer to buy securities of GSLI Corp. Shareholders of GSI Lumonics Inc. are urged to read the proxy circular-prospectus because it contains important information, including detailed risk factors relating to the proposed arrangement, not contained in this document. The definitive proxy circular-prospectus was forwarded on or about Monday, July 7, 2003 to shareholders and optionholders of GSI Lumonics Inc. seeking their approval of the proposed arrangement. Shareholders and optionholders may obtain free copies of the proxy circular-prospectus and other documents filed by GSLI Corp with the Securities and Exchange Commission on the Internet at http://www.sec.gov/. The proxy circular-prospectus and these other documents may also be obtained by shareholders and optionholders without charge by directing a request to GSI Lumonics Inc., 39 Manning Road, Billerica, Massachusetts, 01821, Attn: Investor Relations.

Participants in Solicitation

     GSI Lumonics Inc., GSLI Corp and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies from shareholders of GSI Lumonics Inc. in connection with the proposed arrangement. Information concerning GSI Lumonics Inc.’s and GSLI Corp’s participants in the solicitation is set forth in the proxy circular-prospectus. Certain directors and executive officers of GSI Lumonics Inc. and GSLI Corp may have direct or indirect interests in the arrangement due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding GSI Lumonics Inc., GSLI Corp and the interest of their respective directors, executive officers in the arrangement is contained in the proxy circular-prospectus.

About GSI Lumonics Inc.

     GSI Lumonics Inc. supplies precision motion control components, lasers and laser-based advanced manufacturing systems to the global medical, semiconductor, electronics and industrial markets. Its common shares are listed on The NASDAQ Stock Market® (GSLI) and the Toronto Stock Exchange (LSI). The Company’s Internet website address is http://www.gsilumonics.com/.

     For more information, please contact:

Thomas R. Swain GSI Lumonics Inc. (978) 439-5511, ext. 6102